Exhibit 99.2
VOTING PROXY
THE UNDERSIGNED

Name	:

Address	:

acting on behalf of (only to be completed if relevant)

Name	:

Address	:

(the "Principal").
DECLARES AS FOLLOWS
1.
The Principal hereby registers for the 2026 annual general meeting of shareholders of InflaRx N.V. (the "Company") to be held on April 23, 2026 at 9:00 hours Amsterdam time (CEST) at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to Mr. P.C.S. van der Bijl, civil law notary and partner of NautaDutilh N.V., or any substitute to be appointed by him (the "Proxyholder").

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the AGM:
a.	to exercise the voting rights of the Principal in accordance with paragraph 3 below; and
b.	to exercise any other right of the Principal which the Principal would be allowed to exercise at the AGM.
3.
This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set forth below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote "FOR" such agenda item.

Agenda item	FOR	AGAINST	ABSTAIN
Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2025	☐	☐	☐
Instruction to KPMG Accountants N.V. for the external audit of the Company's statutory annual accounts for the financial year 2026	☐	☐	☐
Release from liability for the Company's directors with respect to the performance of their duties during the financial year ended December 31, 2025	☐	☐	☐
Re-appointment of Mr. Niels Riedemann as executive director of the Company	☐	☐	☐
Re-appointment of Mr. Renfeng Guo as executive director of the Company	☐	☐	☐
Re-appointment of Mr. Nicolas Fulpius as non-executive director of the Company	☐	☐	☐
Re-appointment of Mr. Richard Brudnick as non-executive director of the Company	☐	☐	☐
Re-appointment of Ms. Hege Hellstrom as non-executive director of the Company	☐	☐	☐
Extension of authorization for the Company's board of directors (the "Board") to issue shares and grant rights to subscribe for shares	☐	☐	☐
Extension of authorization for the Board to limit and exclude pre-emption rights	☐	☐	☐

Agenda item	FOR	AGAINST	ABSTAIN
Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital	☐	☐	☐
Amendment to the Company's articles of association	☐	☐	☐
Approval of a new Long-term Incentive Plan (the "LTIP 2026")	☐	☐	☐

4.	This power of attorney is granted with full power of substitution.
5.
The relationship between the Shareholder and each Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands. Any dispute arising out of or in connection with this power of attorney shall be submitted exclusively to the District Court of Amsterdam, the Netherlands.

6.
The Shareholder accepts and agrees that the legal relations with NautaDutilh N.V. arising from this power of attorney are subject to the general terms and conditions of NautaDutilh N.V., on the understanding that references to the Client (as defined therein) are deemed to refer to the Shareholder for such purpose. These general terms and conditions contain, among other provisions, a provision regarding limitation of liability and have been filed with the District Court of Rotterdam. They can be consulted at www.nautadutilh.com and will be provided free of charge upon request.

SIGN HERE

Please return this signed proxy via regular mail or e-mail to:
InflaRx N.V.
c/o Mr. Christian Schmid
Fraunhoferstr. 22
82152 Planegg/Martinsried
Germany
(christian.schmid@inflarx.de)
If the Principal is a beneficial owner of shares in the Company's capital, please enclose
(i)	proof of beneficial ownership of the underlying shares as of the record date for the AGM, March 26, 2026, such as an account statement as of the record date; and
(ii)	a signed proxy from the relevant holder of those underlying shares on the record date for the AGM, March 26, 2026.